FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 2007

Commission File Number: 001-11960

AstraZeneca PLC
15 Stanhope Gate
London, England W1K 1LN

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 2 April 2007.

2.	Press release entitled, “Dealing by Directors Companies Act 1985 Sections 324/329
Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R”, dated 2 April 2007.

3.	Press release entitled, “Dealing by Directors Companies Act 1985 Sections 324/329
Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R”, dated 2 April 2007.

4.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R”, dated 2 April 2007.

5.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R”, dated 2 April 2007.

6.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 3 April 2007.

7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 4 April 2007.

8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 5 April 2007.

9.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 10 April 2007.

10.	Press release entitled, “TR-1: Notification of Major Interests in Shares”, dated 10 April 2007.

11.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 11 April 2007.

12.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 12 April 2007.

13.	Press release entitled, “Directorate Change”, dated 12 April 2007.

14.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 13 April 2007.

15.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 16 April 2007.

16.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 17 April 2007.

17.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 18 April 2007.

18.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC” dated 19 April 2007.

19.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC” dated 20 April 2007.

20.	Press release entitled, “AstraZeneca PLC First Quarter Results 2007” (front half), dated 23 April 2007.

21.	Press release entitled, “AstraZeneca PLC First Quarter Results 2007 Consolidated Income Statement” (back half), dated 23 April 2007.

22.	Press release entitled, “AstraZeneca announces decision to discontinue collaboration with AtheroGenics regarding AGI-1067”, dated 23 April 2007.

23.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 23 April 2007.

24.	Press release entitled, “AstraZeneca to acquire MedImmune for $58 per share in a fully recommended, all-cash transaction with a total enterprise value of $15.2 billion”, dated 23 April 2007.

25.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 24 April 2007.

26.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 25 April 2007.

27.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rules 3.1.2R”, dated 25 April 2007.

28.	Press release entitled, “AstraZeneca PLC Annual General Meeting:
26 April 2007”, dated 26 April 2007.

29.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 26 April 2007.

30.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 27 April 2007.

31.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 30 April 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	02 May 2007	By:	/s/ Justin W. Hoskins
			Name:	Justin W. Hoskins
			Title:	Assistant Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 308,999 ordinary shares of AstraZeneca PLC at a price of 2736 pence per share on 30 March 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,511,817,390.

G H R Musker
Company Secretary
2 April 2007

Item 2

Dealing by Directors
Companies Act 1985 Sections 324/329

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.2R

We hereby inform you that on 30 March 2007 the following Directors of AstraZeneca PLC were granted options under the AstraZeneca Share Option Plan over the Company’s USD0.25 Ordinary Shares.

Name of Director	Number of shares over which option is granted	Exercise price per share	Period when exercisable	Total number of shares under option
D R Brennan	128,462	2744p	30.3.10-29.3.17	See below
J R Symonds	60,349	2744p	30.3.10-29.3.17	423,769
J S Patterson	44,142	2744p	30.3.10-29.3.17	236,716

The options will become exercisable on 30 March 2010 subject to certain performance conditions. The conditions, which will not be subject to any retesting, are that the earnings per share of the Company must increase by the increase in the UK Retail Prices Index plus 5% per annum on average over three years, and that no significant unforeseen event has taken place which, in the reasonable opinion of the Remuneration Committee, has resulted in major reputational damage to AstraZeneca, and the circumstances of which are exceptional enough to justify the option not vesting and becoming exercisable. Failure to satisfy either or both of these conditions will result in the lapse of the option in its entirety.

David R Brennan, a Director of the Company, has previously received grants of options over the Company’s American Depositary Shares (ADSs). One ADS equals one Ordinary Share. Following the grant of options referred to above, David Brennan has options over 239,103 Ordinary Shares and 355,246 ADSs.

G H R Musker
Company Secretary
2 April 2007

Item 3

Dealing by Directors
Companies Act 1985 Sections 324/329

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.2R

We hereby inform you that on 30 March 2007 the following Directors of AstraZeneca PLC were each granted an award under the terms of the AstraZeneca Performance Share Plan over the Company’s USD0.25 Ordinary Shares.

Name of Director	Target number of shares awarded	Award price per share	Normal vesting date	Total interest in shares after this award	Percentage of shares in issue
D R Brennan	107,051	2744p	30 March 2007	See below	See below
J R Symonds	50,291	2744p	30 March 2007	165,212	0.010%
J S Patterson	36,785	2744p	30 March 2007	131,287	0.009%

The AstraZeneca Performance Share Plan was approved by shareholders at the Company’s AGM in 2005. Awards made under the Plan may not generally vest before the third anniversary of the relevant date of grant nor unless the specified performance target(s) have been met at the end of the three year period which, for this award, is 1 January 2007 to 31 December 2009.

The performance target that applies to this award is the Company’s Total Shareholder Return (“TSR”) compared to the TSR of a selected peer group of 12 other pharmaceutical companies. The actual number of shares to which a participant may become unconditionally entitled will depend on the extent to which the performance target(s) have been met. A summary of the Plan, including a more detailed explanation of the performance target(s), can be found in the AstraZeneca Annual Report and Form 20-F Information 2006 which is available on the Company’s website www.astrazeneca.com.

Mr Brennan has interests in the Company’s Ordinary Shares and American Depositary Shares (ADSs). One ADS equals one Ordinary Share. In total, Mr Brennan now has an interest in 217,618 Ordinary Shares and 140,803 ADSs which together represent approximately 0.024% of the number of shares currently in issue.

G H R Musker
Company Secretary
2 April 2007

Item 4

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.2R

We hereby inform you that on 30 March 2007 the following individuals, who are all persons discharging managerial responsibilities, were granted options under the AstraZeneca Share Option Plan over the Company’s USD0.25 Ordinary Shares or, in the case of A Zook, over the Company’s American Depositary Shares (ADSs). One ADS equals one Ordinary Share

Name of individual	Number of shares over which option is granted	Exercise price per share	Period when exercisable
B Angelici	32,887	2744p	30.3.10-29.3.17
A P Bloxham	18,122	2744p	30.3.10-29.3.17
J Lundberg	22,659	2744p	30.3.10-29.3.17
M Nicklasson	29,268	2744p	30.3.10-29.3.17
D Smith	21,865	2744p	30.3.10-29.3.17
A Zook	54,423	US$53.80	30.3.10-29.3.17

The options will become exercisable on 30 March 2010 subject to certain performance conditions. The conditions, which will not be subject to any retesting, are that the earnings per share of the Company must increase by the increase in the UK Retail Prices Index plus 5% per annum on average over three years, and that no significant unforeseen event has taken place which, in the reasonable opinion of the Remuneration Committee, has resulted in major reputational damage to AstraZeneca, and the circumstances of which are exceptional enough to justify the option not vesting and becoming exercisable. Failure to satisfy either or both of these conditions will result in the lapse of the option in its entirety.

G H R Musker
Company Secretary
2 April 2007

Item 5

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.2R

We hereby inform you that on 30 March 2007, the following individuals, who are all persons discharging managerial responsibilities, were each granted an award under the terms of the AstraZeneca Performance Share Plan over the Company’s USD0.25 Ordinary Shares or, in the case of A Zook, over the Company’s American Depositary Shares (ADSs). One ADS equals one Ordinary Share

Name of individual	Target number of shares awarded	Award price per share	Normal vesting date
B Angelici	24,665	2744p	30 March 2010
A P Bloxham	13,591	2744p	30 March 2010
J Lundberg	16,994	2744p	30 March 2010
M Nicklasson	21,951	2744p	30 March 2010
D Smith	16,399	2744p	30 March 2010
A Zook	40,817	US$53.80	30 March 2010

The AstraZeneca Performance Share Plan was approved by shareholders at the Company’s AGM in 2005. Awards made under the Plan may not generally vest before the third anniversary of the relevant date of grant nor unless the specified performance target(s) have been met at the end of the three year period which, for this award, is 1 January 2007 to 31 December 2009.

The performance target that applies to this award is the Company’s Total Shareholder Return (“TSR”) compared to the TSR of a selected peer group of 12 other pharmaceutical companies. The actual number of shares to which a participant may become unconditionally entitled will depend on the extent to which the performance target(s) have been met. A summary of the Plan, including a more detailed explanation of the performance target(s), can be found in the AstraZeneca Annual Report and Form 20-F Information 2006 which is available on the Company’s website www.astrazeneca.com.

G H R Musker
Company Secretary
2 April 2007

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 310,212 ordinary shares of AstraZeneca PLC at a price of 2724 pence per share on 2 April 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,511,567,598.

G H R Musker
Company Secretary
3 April 2007

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 309,583 ordinary shares of AstraZeneca PLC at a price of 2731 pence per share on 3 April 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,511,280,002.

G H R Musker
Company Secretary
4 April 2007

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 308,404 ordinary shares of AstraZeneca PLC at a price of 2743 pence per share on 4 April 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,510,991,754.

G H R Musker
Company Secretary
5 April 2007

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 307,505 ordinary shares of AstraZeneca PLC at a price of 2752 pence per share on 5 April 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,510,688,859.

G H R Musker
Company Secretary
10 April 2007

Item 10

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
AstraZeneca PLC

2.	Reason for the notification (place an X inside the appropriate bracket/s)
An acquisition or disposal of voting rights: ( X )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3.	Full name of person(s) subject to the notification obligation:
Capital Group International, Inc.

4.	Full name of shareholder(s) (if different from 3.) :
……………..

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):
2 April 2007

6.	Date on which issuer notified:
3 April 2007

7.	Threshold(s) that is/are crossed or reached:
5%

8.	Notified details:
……………..

A:	Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction
	Number of shares	Number of voting Rights
Ordinary Shares	53,224,200	53,224,200
American Depositary Receipt	22,423,094	22,423,094
Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares		Number of voting rights		% of voting rights
	Direct	Indirect	Direct	Indirect	Direct	Indirect
Ordinary Shares		52,948,266		52,948,266		3.4856%
American Depositary Receipt		22,438,544		22,438,544		1.4771%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

N/A

Total (A+B)
Number of voting rights	% of voting rights
75,386,810	4.9627%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
……………..

Proxy Voting:

10.	Name of the proxy holder:
……………..

11.	Number of voting rights proxy holder will cease to hold:
……………..

12.	Date on which proxy holder will cease to hold voting rights:
……………..

13.	Additional information:

Commencing 20 January 2007, The Capital Group Companies, Inc., no longer reports ownership of securities. Capital Group International, Inc. and Capital Research and Management Company now report relevant holdings separately for the purposes of the new DTR Handbook.

14.	Contact name:
Justin Hoskins - Assistant Secretary

15.	Contact telephone number:
020 7304 5112

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 309,105 ordinary shares of AstraZeneca PLC at a price of 2736 pence per share on 10 April 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,510,414,298.

G H R Musker
Company Secretary
11 April 2007

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 310,143 ordinary shares of AstraZeneca PLC at a price of 2727 pence per share on 11 April 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,510,143,253.

G H R Musker
Company Secretary
12 April 2007

Item 13

Directorate Change

Joe Jimenez has resigned from the Board of AstraZeneca PLC as a Non-Executive Director with immediate effect as he has today agreed to take up a full-time executive appointment with Novartis, the Swiss-based healthcare group. The Board wishes him well in his new role and would like to thank him for the significant contribution that he has made to the Company since joining the Board in July 2003.

The resolution to re-elect Joe Jimenez contained in the Notice of Annual General Meeting (AGM) which was recently sent to shareholders will be withdrawn, and accordingly this resolution will not be put to shareholders at the AGM on 26 April 2007.

G H R Musker
Company Secretary
12 April 2007

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 308,925 ordinary shares of AstraZeneca PLC at a price of 2739 pence per share on 12 April 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,509,846,765.

G H R Musker
Company Secretary
13 April 2007

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 301,168 ordinary shares of AstraZeneca PLC at a price of 2813 pence per share on 13 April 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,509,566,956.

G H R Musker
Company Secretary
16 April 2007

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 297,498 ordinary shares of AstraZeneca PLC at a price of 2849 pence per share on 16 April 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,509,412,877.

G H R Musker
Company Secretary
17 April 2007

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 297,624 ordinary shares of AstraZeneca PLC at a price of 2847 pence per share on 17 April 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,509,217,855.

G H R Musker
Company Secretary
18 April 2007

Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 293,601 ordinary shares of AstraZeneca PLC at a price of 2886 pence per share on 18 April 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,509,001,366.

G H R Musker
Company Secretary
19 April 2007

Item 19

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 291,347 ordinary shares of AstraZeneca PLC at a price of 2908 pence per share on 19 April 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,508,827,740.

G H R Musker
Company Secretary
20 April 2007

Item 20

AstraZeneca PLC

First Quarter Results 2007

“First quarter sales up 9 percent and Earnings per Share up 14 percent. On track to achieve full year financial targets.”

Financial Highlights

Group	1st Quarter 2007 $m	1st Quarter 2006 $m	Actual %	CER %
Sales	6,966	6,180	+13	+9
Operating Profit	2,170	1,976	+10	+10
Profit before Tax	2,267	2,044	+11	+11
Earnings per Share	$1.02*	$0.90	+13	+14

Adjusted to exclude
Toprol-XLTM in US**
Sales	6,635	5,826	+14	+10
Earnings per Share	$0.89*	$0.79	+14	+14

*Includes ($0.04) restructuring charge associated with the supply chain productivity initiative.

**This Non-GAAP presentation excludes US sales and earnings contribution from Toprol-XLTMfrom both current and prior year period.

All narrative in this section refers to growth rates at constant exchange rates (CER)

•	Earnings per Share, before restructuring charges, were $1.06 ($0.93 adjusted to exclude Toprol-XL™).
•
First quarter sales increased by 9 percent to $6,966 million and operating profit increased by 10 percent to $2,170 million. Excluding the $82 million charge to cost of sales associated with the previously announced supply chain productivity initiative, operating profit increased by 15 percent.

•	Combined sales of five key growth products (Nexium™, Seroquel™, Crestor™, Arimidex™ and Symbicort™) increased by 17 percent to $3,614 million.
•	Free cash flow of $1,907 million in the first quarter. Cash distributions to shareholders, including net share repurchases of $1,151 million, totalled $3,029 million in the quarter.
•	The Company expects to launch Symbicort™ in the US around the middle of this year.
•
On 25 March at the Scientific Sessions of the American College of Cardiology, data from the METEOR trial of Crestor™ was presented, demonstrating that Crestor™ treatment slowed progression of atherosclerosis in people with early signs of carotid artery disease and at low risk of coronary artery disease.

•
As previously announced, the ARISE trial did not meet its primary endpoint. After completion of the final study analysis, and under the terms of the licensing and collaboration agreement, the Company has confirmed to AtheroGenics Inc. that it has decided to terminate the licensing and collaboration agreement. Charges totalling $83 million have been taken in conjunction with this decision.

•	On 23 April, the Company announced it is to acquire MedImmune, Inc. for $58 per share in an all cash transaction with a total enterprise value of $15.2 billion.

David Brennan, Chief Executive Officer, said: “We continue to deliver on our three strategic priorities: with a good sales and earnings performance in the first quarter, we are on track to achieve our full year targets; we continue our efforts to strengthen the pipeline - our number one priority; and the entire organisation is rising to the productivity challenge. This constitutes a good start to the year, building on sound foundations established over the last 3 years.”

London, 23 April 2007

Media Enquiries:	Steve Brown/Edel McCaffrey (London)	(020) 7304 5033/5034
	Staffan Ternby (Södertälje)	(8) 553 26107
	Emily Denney (Wilmington)	(302) 886 3451

Analyst/Investor Enquiries:	Mina Blair (London)/Karl Hard (London)	(020) 7304 5084/5322
	Jonathan Hunt (London)	(020) 7304 5087
	Staffan Ternby (Södertälje)	(8) 553 26107
	Ed Seage/Jörgen Winroth (US)	(302) 886 4065/(212) 579 0506

AstraZeneca PLC

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Sales in the first quarter increased by 9 percent at CER, or 13 percent on an as reported basis (including an exchange benefit of 4 percent). Sales in the US were up 12 percent (up 15 percent excluding sales of Toprol-XL™ from both periods). Outside the US, sales were up 7 percent as a result of strong double-digit sales growth in Emerging Markets and Japan. Sales in Western Europe were up 4 percent.

Operating profit in the first quarter was up 10 percent, with currency movements having minimal effect on this growth rate. Operating margin, at 31.2 percent of sales, was 0.8 percentage points lower than first quarter last year, including an adverse exchange impact of 1.2 percentage points. A charge of $82 million, out of the approximately $500 million supply chain rationalisation programme announced in February, is included in cost of sales in the quarter. Excluding this charge, operating profit increased by 15 percent.

Operating margin also includes charges of $93 million comprising fixed assets and supplier commitments relating to the termination of the AGI-1067 collaboration ($24 million) and $69 million related to write-offs of intangible assets associated with the return of rights to AZD2479 to Avanir Pharmaceuticals and the decision to end the collaboration on AGI-1067. Expenditure on Research and Development was up 26 percent at CER. SG&A expense was unchanged from the first quarter last year.

Earnings per share in the first quarter were $1.02 compared with $0.90 in the first quarter 2006, an increase of 14 percent at CER. Excluding the profit contribution from US sales of Toprol-XL™ from both periods, earnings per share also increased by 14 percent, from $0.79 to $0.89.

The combined sales of five key growth products (Nexium™, Seroquel™, Crestor™, Arimidex™, and Symbicort™) grew by 17 percent in the first quarter to $3,614 million.

Nexium™ sales were up 8 percent to $1,308 million. Sales were up 9 percent in the US, broadly in line with dispensed tablet growth. Sales in other markets were up 5 percent, affected by the significant price erosion and lower underlying demand in Germany.

Seroquel™ sales increased 13 percent to $923 million. Expanding use in bipolar disorder in the US has resulted in a further increase in US market share during the quarter, reaching 31 percent in March. US sales were up 11 percent. Sales in other markets increased by 17 percent.

Crestor™ sales reached $628 million in the first quarter, an increase of 59 percent over last year. Sales in the US were up 56 percent and sales in other markets were up 62 percent. Data from the METEOR clinical trial were presented at the American College of Cardiology meeting on 25 March. This is the first study to show positive benefit on atherosclerosis for people with early signs of diseased arteries. The data show that Crestor™ treatment slowed the progression of atherosclerosis in people at low risk of coronary artery disease. Atherosclerosis regulatory submissions are under review in the European Union and the United States.

Arimidex™ sales increased 15 percent to $401 million. Symbicort™ sales were up 19 percent. The Company expects to launch Symbicort™ in the US around the middle of this year.

AstraZeneca PLC

Future Prospects

Current performance trends are consistent with achieving the financial targets set at the beginning of the year. The target range of $3.80 to $4.05 per share excludes any contribution from US sales of Toprol-XL™ and does not include any one-off costs associated with productivity initiatives. In the first quarter, US sales of Toprol-XL™ contributed $0.13 per share to earnings. Also in the first quarter, $82 million (approximately $0.04 per share) associated with the supply chain rationalisation programme announced in February was charged to cost of sales. Adjusting the earnings target for these two items results in anticipated EPS in the range of $3.89 to $4.14 for the full year. This range assumes no further contribution from Toprol-XL™ for the balance of the year, and does not include any additional restructuring charges that may arise from the productivity initiatives.

Under the current scenario of generic competition on just the 25mg tablet, profit contribution for US sales of the Toprol-XL™ product range is running at around $100 million per month; this estimate will be updated as market conditions change.

Approximately $250 million of the $500 million supply chain rationalisation programme announced in February is expected to be incurred in 2007.

Disclosure Notice: The preceding forward-looking statements relating to expectations for earnings and business prospects for AstraZeneca PLC are subject to risks and uncertainties, which may cause results to differ materially from those set forth in the forward-looking statements. These include, but are not limited to: when and if additional generic competitors to Toprol-XL™ are introduced in the US market prior to completion of Appellate Court process, the rate of growth in sales of generic omeprazole in the US, continued growth in currently marketed products (in particular Crestor™, Nexium™, Seroquel™, Symbicort™ and Arimidex™), the growth in costs and expenses, interest rate movements, exchange rate fluctuations, and the tax rate. For further details on these and other risks and uncertainties, see AstraZeneca PLC’s Securities and Exchange Commission filings, including the 2006 Annual Report on Form 20-F.

AstraZeneca PLC

Sales

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Gastrointestinal

	First Quarter		CER %
	2007	2006
Nexium™	1,308	1,189	+8
Losec™/ Prilosec™	279	344	-22
Total	1,607	1,551	+1

•
In the US, Nexium™ sales in the first quarter were $862 million, a 9 percent increase that was broadly in line with the increase in dispensed tablet volume. Realised prices were broadly unchanged. In contrast, other branded PPI’s declined by 1 percent in volume terms.

•	Nexium™ sales in other markets increased 5 percent, as a 28 percent increase in Emerging Markets helped mitigate the significant price erosion and declining volumes in Germany.

•	Prilosec™ sales in the US were down 2 percent in the first quarter. Losec™ sales in other markets were down 26 percent on declining sales in Canada and Western Europe.

Cardiovascular

	First Quarter		CER %
	2007	2006
Seloken™ / Toprol-XL™	444	456	-4
Crestor™	628	387	+59
Atacand™	296	254	+11
Plendil™	65	72	-14
Zestril™	80	75	+1
Total	1,653	1,390	+16

•	In the US, Crestor™ sales in the first quarter were $343 million, a 56 percent increase over last year. Total prescriptions in the US statin market increased by 11 percent in the first quarter; Crestor™ prescriptions were up 46 percent. Crestor™ share of total prescriptions in the US statin market was 8.8 percent in March 2007.

•	Crestor™ sales in other markets were up 62 percent to $285 million. Sales in Western Europe were up 46 percent; sales in Emerging Markets increased by 88 percent. Volume share of the statin market for Crestor™ is now 18.5 percent in Canada; 11.6 percent in the Netherlands; 20.2 percent in Italy; and 13.6 percent in France.

•	Data from the METEOR clinical trial were presented at the American College of Cardiology meeting on 25 March. This is the first study to show positive benefit on atherosclerosis for people with early signs of diseased arteries. The data show that Crestor™ treatment slowed the progression of atherosclerosis in people at low risk of coronary artery disease. Atherosclerosis regulatory submissions are under review in the European Union and the United States.

•	US sales of the Toprol-XL™ product range, which includes sales of the authorised generic to Par, were $331 million, down 7 percent compared to the first quarter last year. Generic competition was confined to the 25mg dose during the quarter; these generic products accounted for 20 percent of dispensed prescriptions across the entire product range.

•	Sales of Seloken™ in other markets were up 6 percent as a result of an 11 percent increase in Emerging Markets.

•	Atacand™ sales in the US were up 12 percent; sales in other markets were up 11 percent.

AstraZeneca PLC

Respiratory and Inflammation

	First Quarter		CER %
	2007	2006
Pulmicort™	401	328	+20
Symbicort™	354	277	+19
Rhinocort™	92	85	+6
Oxis™	23	22	-5
Accolate™	19	18	+6
Total	931	765	+17

•	Sales of Symbicort™ increased 19 percent to $354 million as a result of share gains in a growing market. Sales in Western Europe were up 18 percent and sales in Emerging Markets were up 28 percent in the first quarter.

•	The Company expects to launch Symbicort™ in the US for the maintenance treatment of asthma in patients aged 12 and above around the middle of this year.

•	Pulmicort™ sales in the US were up 29 percent in the first quarter, to $270 million. Volume growth for Pulmicort™ Respules™ in the US was 16 percent. US sales in the first quarter also included initial stocking sales for the new Pulmicort™ Flexhaler™ dry powder inhaler. The introduction of Pulmicort™ Flexhaler™ will be accompanied by the phasing out of Pulmicort™ Turbuhaler™ in the US as supplies run down in the market.

•	Pulmicort™ sales in other markets were up 4 percent as a result of sales growth in Japan and China.

Oncology

	First Quarter		CER %
	2007	2006
Arimidex™	401	335	+15
Casodex™	310	274	+9
Zoladex™	249	231	+4
Iressa™	52	50	+4
Faslodex™	49	44	+7
Nolvadex™	19	21	-10
Total	1,096	958	+11

•	In the US, sales of Arimidex™ were up 27 percent in the first quarter, to $162 million. Total prescriptions for Arimidex™ increased 11 percent over the first quarter last year, and Arimidex™ market share of total prescriptions reached 37.8 percent in March. The reported sales growth rate benefited from some inventory destocking in the first quarter 2006.

•	Arimidex™ sales in other markets were up 8 percent. Sales in Western Europe increased by 4 percent, as double-digit volume growth was offset by lower prices. Sales in Japan were up 19 percent.

•	US sales of Casodex™ were up 11 percent in the first quarter. Sales in other markets were up 9 percent, on a 10 percent increase in Western Europe and a 17 percent sales increase in Japan.

•	Iressa™ sales were up 4 percent to $52 million. Sales in Japan were up 14 percent and sales increased 50 percent in China.

•	The 7 percent sales increase for Faslodex™ in the quarter was a result of the 16 percent increase in sales outside the US. US sales were unchanged in the quarter as a small increase in volume was offset by inventory movements and movements in returns reserves.

AstraZeneca PLC

Neuroscience

	First Quarter		CER %
	2007	2006
Seroquel™	923	807	+13
Zomig™	107	93	+11
Total	1,227	1,136	+6

•
In the US, Seroquel™ sales were up 11 percent to $655 million. Total prescriptions were up 12 percent in the first quarter, and Seroquel™ market share of total prescriptions in the US antipsychotic market was 31 percent in March, up a further 0.5 percentage points from December 2006. Usage in bipolar disorder continues to increase, fuelled by the approval for bipolar depression late last year, although the dollar value per prescription for bipolar depression is lower as a result of the lower doses prescribed for this indication.

•	Seroquel™ sales in other markets were up 17 percent, in line with sales growth rates in Western Europe and in Emerging Markets.

•
In March, clinical trial data for Seroquel™ sustained release formulation were presented at the European Congress of Psychiatry in Madrid. These data demonstrated that the Seroquel™ sustained release formulation, administered once daily, significantly improved symptoms associated with schizophrenia and increased the time to psychiatric relapse, when administered through a three-step dose titration aimed at reaching the effective dose range on the second day of treatment. Regulatory filings for the treatment of schizophrenia with Seroquel™ sustained release formulation were submitted to authorities in the US, European Union, and other markets in 2006.

•	Sales of Zomig™ in the first quarter were up 18 percent in the US and were up 6 percent in other markets.

Geographic Sales

	First Quarter		CER %
	2007	2006
North America	3,488	3,132	+11
US	3,234	2,882	+12
Established ROW*	2,664	2,355	+5
Emerging ROW	814	693	+14

*Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden, and others), Japan, Australia and New Zealand.

•	The sales increase in North America was driven by the 12 percent increase in sales in the US, with Crestor™, Seroquel™ and Nexium™ the three largest contributors to the increase.

•	Sales in the Established Rest of World segment are in line with the 4 percent increase in Western Europe. Sales in Japan were up 12 percent compared with the first quarter last year, which experienced destocking ahead of the April price decreases.

•	Within the Emerging Markets segment, sales in Emerging Europe were unchanged. Sales in China were up 25 percent.

AstraZeneca PLC

Operating Review

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Operating Results

Reported sales increased by 13 percent and operating profit by 10 percent. At constant exchange rates, sales increased by 9 percent and operating profit by 10 percent. Excluding the restructuring costs described below operating profit increased by 15 percent.

Currency movements increased sales by 4 percent but had minimal impact on operating profit. In comparison to last year, the dollar was 8 percent weaker against the euro, increasing sales, and also against the Swedish krona (10 percent) and sterling (10 percent), increasing costs. The net effect of these currency movements was a negative impact of less than 1 cent on earnings per share. If current exchange rates are maintained for the remainder of the year, it is anticipated that there will be a small negative EPS impact.

Underlying US sales growth is broadly in line with reported growth of 12 percent after adjusting for managed market accruals, inventory movements and provision movements. Outside the US, sales increased by 7 percent.

Reported operating margin decreased by 0.8 percentage points from 32.0 percent to 31.2 percent. Excluding the effects of currency, underlying margin increased 0.4 percentage points for the quarter.

Reported gross margin of 78.7 percent is 1.1 percentage points lower than last year. Payments to Merck, at 4.4 percent of sales, were 0.2 percentage points lower than last year. Currency and royalty payments reduced margin by 0.1 and 0.4 percentage points respectively. Included in quarter one were provisions of $82 million in respect of the global supply chain productivity initiatives announced in February and $24 million for fixed assets and supplier commitments relating to termination of AGI-1067 development. Taking all these factors together, underlying gross margin increased by 0.7 percentage points, primarily due to continuing operational efficiencies.

R&D expenditure was $1,170 million in the quarter, up 26 percent over last year due principally to increased activity levels, the effect of the externalisation strategy and intangible impairment provisions totalling $69 million in respect of collaborations with AtheroGenics (AGI-1067) and Avanir (Reverse Cholesterol Transport enhancing compounds). In comparison to the first quarter 2006, R&D as a percentage of sales increased 2.9 percentage points to 16.8 percent, of which currency accounted for 0.7 percentage points.

At constant rates of exchange, SG&A costs of $2,217 million were in line with quarter one in 2006. In comparison to the first quarter 2006, SG&A as a percentage of sales fell by 2.4 percentage points to 31.8 percent of sales, of which currency accounted for 0.4 percentage points.

Other income of $138 million was $61 million higher than the first quarter in 2006 and increased operating margin by 0.8 percentage points. The increase was primarily due to unanticipated insurance recoveries offset by expected reductions in royalty income.

Included within cost of sales is the movement in the fair value of financial instruments used to manage our transactional currency exposures; the net gain in the quarter was $1 million (compared with a loss of $1 million for the same period last year). Other fair value movements of $1 million are charged elsewhere in the income statement.

Toprol-XLTM

In quarter one, Toprol-XL™ combined with the authorised generic contributed US sales of $331 million and EPS of $0.13. The timing of entry to the markets of other proposed generic products is difficult to predict; as a result, the Company believes that future performance can be best judged by excluding Toprol-XL™ from current performance. Consequently, if Toprol-XL™ were excluded from the current and prior year, sales growth would be 10 percent and EPS growth would be 14 percent on a CER basis.

AstraZeneca PLC

Productivity Initiatives

In February 2007, the Company announced a programme to improve asset utilisation within its global supply chain. The programme is anticipated to span a three-year period, and cost approximately $500 million (of which approximately $300 million will be cash). Approximately $250 million is expected to be incurred in 2007, of which cash restructuring costs of $82 million were charged to cost of sales in the first quarter.

Over the remainder of the year, further restructuring initiatives will be undertaken to improve the long-term efficiency of the business.

Interest and Dividend Income

Net interest and dividend income for the quarter was $97 million, compared with $68 million for the same period last year. The increase over quarter one last year is primarily attributable to higher average investment balances and yields. The reported amounts include $8 million (2006 $11 million) arising from employee benefit fund assets and liabilities reported under IAS 19, “Employee Benefits”.

Taxation

The effective tax rate for the quarter is 31.0 percent compared with 30.3 percent for the same period last year and 29.0 percent for 2006. The increase in the tax rate is due to a different geographical mix of profits and a lower level of tax relief in respect of share based payments. For the full year the tax rate is anticipated to be around 29 percent.

Cash Flow

Free cash flow (net cash generated and available for acquisitions or distribution to shareholders) for the quarter was $1,907 million, compared to $1,336 million in 2006. $3,029 million was returned to shareholders (through net share repurchases of $1,151 million and the dividend payment of $1,878 million) and $143 million was invested in the acquisition of Arrow Therapeutics Limited, leading to an overall decrease in net funds of $1,265 million for the quarter.

Cash generated from operating activities in the first quarter was $2,187 million, $675 million higher than in 2006. This was driven partly by increased profit before tax and also by a reduction in working capital outflows compared to 2006, which is due to the timing of payments to suppliers, offset by outflows from higher trade recoverables.

Net cash outflows from investing activities were $616 million in the quarter, compared to $1,903 million in 2006. This reduction substantially reflects the reallocation of funds between cash equivalents and short-term deposits; after eliminating this effect, the net outflow reflects increased expenditure on intangible assets arising from new externalisation deals.

Investments

In January, the Company capitalised $100 million relating to the collaboration with Bristol-Myers Squibb (BMS) in respect of the two investigational compounds for the treatment of Type 2 Diabetes, saxagliptin and dapagliflozin.

Also in January, the Company announced an exclusive global licensing and research collaboration with Palatin Technologies Inc. to discover, develop and commercialise small molecule compounds that target melanocortin receptors for the treatment of obesity and related indications. The $10 million upfront payment has been capitalised as an intangible asset.

In February, the Company completed the acquisition of Arrow Therapeutics Limited at a net cost of $143 million, strengthening its portfolio of promising anti-infective treatments from external opportunities and providing a widely recognised expert group and technology platform in an area of research that complements internal capabilities in anti-bacterials.

In March, a further milestone payment of $20 million was accrued in relation to the collaboration with Protherics Plc. This was payable upon the successful scale-up of the manufacturing process under the development and commercialisation agreement for the anti-sepsis product CytoFabTM.

AstraZeneca PLC

Share Repurchase Programme

During the first quarter, 21.1 million shares were repurchased for cancellation at a total cost of $1,184 million. 0.7 million shares were issued, in consideration of share option exercises and in relation to employee share plans, for a total of $33 million.

The total number of shares in issue at 31 March 2007 is 1,512 million.

The share buy back programme is calculated to have added 2 cents to EPS for the quarter, after allowing for an estimate of interest income foregone.

R&D Update

In January, the Company and Palatin Technologies Inc. announced an exclusive global licensing and research collaboration to discover, develop and commercialise small molecule compounds that target melanocortin receptors. This programme offers significant potential for the development of novel treatments for obesity, diabetes and metabolic syndrome.

During the first quarter, the Company’s collaboration partner Protherics Inc. successfully scaled up the manufacturing process for CytoFab™ to a 600 litre batch size. This will enable the start of the expanded Phase II clinical programme in the second half of the year as planned.

As previously announced, the phase III ARISE trial, a clinical outcomes trial which studied AGI-1067, an investigational anti-atherosclerosis agent from AtheroGenics, Inc., did not meet its primary endpoint. After completion of the final study analysis, and under the terms of the licensing and collaboration agreement, the Company has confirmed to AtheroGenics Inc. that it has decided to terminate the licensing and collaboration agreement.

On 16 April, the Company announced that agreement has been reached between KuDOS Pharmaceuticals Ltd., which is a wholly owned subsidiary of AstraZeneca UK Ltd., Novacea Inc. and BTG plc regarding future development of AQ4N (Bonoxantrone, AZD1689). Novacea will acquire exclusive rights for the worldwide development of AQ4N, including countries (outside of North America) which were formerly exclusively licensed to KuDOS.

Development of AZD9684, a CPU inhibitor being investigated as a treatment for thrombosis, has been discontinued.

The Company and Avanir Pharmaceuticals have mutually agreed to end their research collaboration and license agreement on the Reverse Cholesterol Transport compounds. As a consequence, the Company will discontinue further development of the Phase I compound AZD2479.

Calendar

26 July 2007	Announcement of second quarter and half year 2007 results
1 November 2007	Announcement of third quarter and nine months 2007 results

David Brennan
Chief Executive Officer

Item 21

Consolidated Income Statement

For the quarter ended 31 March	2007 $m	2006 $m

Sales	6,966	6,180
Cost of sales	(1,486)	(1,251)
Distribution costs	(61)	(54)
Research and development	(1,170)	(861)
Selling, general and administrative costs	(2,217)	(2,115)
Other operating income	138	77
Operating profit	2,170	1,976
Finance income	247	200
Finance expense	(150)	(132)
Profit before tax	2,267	2,044
Taxation	(703)	(620)
Profit for the period	1,564	1,424

Attributable to:
Equity holders of the Company	1,560	1,425
Minority interests	4	(1)
	1,564	1,424

Basic earnings per $0.25 Ordinary Share	$1.02	$0.90
Diluted earnings per $0.25 Ordinary Share	$1.02	$0.90
Weighted average number of Ordinary Shares in issue (millions)	1,527	1,579
Diluted average number of Ordinary Shares in issue (millions)	1,531	1,582

Consolidated Balance Sheet
	At 31 March 2007 $m	At 31 Dec 2006 $m
ASSETS Non-current assets
Property, plant and equipment	7,420	7,453
Intangible assets, including goodwill	4,447	4,204
Other investments	116	119
Deferred tax assets	1,296	1,220
	13,279	12,996
Current assets
Inventories	2,294	2,250
Trade and other receivables	6,238	5,561
Other investments	849	657
Income tax receivable	1,338	1,365
Cash and cash equivalents	5,567	7,103
	16,286	16,936
Total assets	29,565	29,932
LIABILITIES Current liabilities
Interest bearing loans and borrowings	(59)	(136)
Trade and other payables	(7,012)	(6,334)
Income tax payable	(3,278)	(2,977)
	(10,349)	(9,447)
Non-current liabilities
Interest bearing loans and borrowings	(1,087)	(1,087)
Deferred tax liabilities	(1,695)	(1,559)
Retirement benefit obligations	(1,772)	(1,842)
Provisions	(384)	(327)
Other payables	(256)	(254)
	(5,194)	(5,069)
Total liabilities	(15,543)	(14,516)
Net assets	14,022	15,416
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	378	383
Share premium account	1,704	1,671
Other reserves	1,884	1,902
Retained earnings	9,941	11,348
	13,907	15,304
Minority equity interests	115	112
Total equity	14,022	15,416

Consolidated Cash Flow Statement

For the quarter ended 31 March	2006 $m	2007 $m
Cash flows from operating activities
Profit before taxation	2,267	2,044
Finance income and expense	(97)	(68)
Depreciation, amortisation and impairment	370	282
Increase in working capital	(61)	(365)
Other non-cash movements	88	41
Cash generated from operations	2,567	1,934
Interest paid	(2)	(12)
Tax paid	(378)	(410)
Net cash inflow from operating activities	2,187	1,512
Cash flows from investing activities
Acquisition of businesses*	(143)	(203)
Movement in short term investments and fixed deposits*	(193)	(1,524)
Purchase of property, plant and equipment	(222)	(181)
Disposal of property, plant and equipment	13	12
Purchase of intangible assets	(183)	(108)
Purchase of non-current asset investments	-	(14)
Disposal of non-current asset investments	-	54
Interest received	113	65
Dividends paid by subsidiaries to minority interests	(1)	(4)
Net cash outflow from investing activities	(616)	(1,903)
Net cash inflow/(outflow) before financing activities*	1,571	(391)
Cash flows from financing activities
Proceeds from issue of share capital	33	362
Repurchase of shares	(1,184)	(564)
Dividends paid	(1,878)	(1,442)
Movement in short term borrowings	(10)	2
Net cash outflow from financing activities	(3,039)	(1,642)
Net decrease in cash and cash equivalents in the period	(1,468)	(2,033)
Cash and cash equivalents at the beginning of the period	6,989	4,895
Exchange rate effects	(1)	7
Cash and cash equivalents at the end of the period	5,520	2,869
Cash and cash equivalents consists of:
Cash and cash equivalents	5,567	2,954
Overdrafts	(47)	(85)
	5,520	2,869

Note: Free Cash Flow (*) of $1,907 million (2006: $1,336 million) is calculated as; net cash inflow/(outflow) before financing activities, adjusted for: acquisition of businesses, movements in short term investments and fixed deposits.

Consolidated Statement of Recognised Income and Expense

For the quarter ended 31 March	2007 $m	2006 $m
Profit for the period	1,564	1,424
Foreign exchange adjustments on consolidation	(22)	87
Available for sale (losses)/gains taken to equity	(2)	18
Actuarial gains for the period	84	151
Tax on items taken directly to reserves	(16)	(33)
	44	223
Total recognised income and expense for the period	1,608	1,647
Attributable to:
Equity holders of the Company	1,605	1,647
Minority interests	3	-
	1,608	1,647

Notes to the Interim Financial Statements

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The unaudited financial statements for the quarter ended 31 March 2007 have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”) as adopted by the European Union (EU). Details of the accounting policies applied are those set out in AstraZeneca PLC’s Annual Report and Form 20-F Information 2006.

The information contained in Note 3 updates the disclosures concerning legal proceedings and contingent liabilities in the Company’s Annual Report and Form 20-F Information 2006.

These interim financial statements do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2006 will be filed with the Registrar of Companies following the Company’s Annual General Meeting. The auditors’ report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

2	NET CASH FUNDS

The table below provides an analysis of net cash funds and a reconciliation of net cash flow to the movement in net cash funds.

	At 1 Jan flow $m	Cash flow $m	Acquisitions $m	Non-cash movements $m	Exchange movements $m	At 31 March 2007 $m
Loans due after 1 year	(1,087)	-	-	-	-	(1,087)
Other investments - current	657	193	-	(1)	-	849
Cash and cash equivalents	7,103	(1,535)	-	-	(1)	5,567
Overdrafts	(114)	67	-	-	-	(47)
Short term borrowings	(22)	10	-	-	-	(12)
	7,624	(1,265)	-	(1)	(1)	6,357
Net funds	6,537	(1,265)	-	(1)	(1)	5,270

Non-cash movements in the period consist of fair value adjustments under IAS 39.

3	LEGAL PROCEEDINGS AND COMMITMENTS

AstraZeneca is involved in various legal proceedings typical to its business including litigation relating to employment matters, product liability, commercial disputes, infringement of intellectual property rights and the validity of certain patents. The matters discussed below constitute the more significant developments since the publication of the legal proceedings in the Form 20-F filing in respect of the fiscal year ended 31 December 2006 and filed with the SEC on 27 March 2007.

Matters disclosed in respect of the first quarter of 2007 and April 2007.

Seroquel™

In March 2007, AstraZeneca received a notice from Sandoz, Inc. that Sandoz had submitted an Abbreviated New Drug Application (ANDA) for quetiapine fumarate 25mg tablets. AstraZeneca’s patent covering Seroquel™ tablets is listed in the FDA’s Orange Book. The Sandoz notice contained a Paragraph IV certification alleging non-infringement and patent invalidity in respect of AstraZeneca’s listed patent covering Seroquel™. Sandoz is the second generic drug manufacturer to submit an ANDA containing a Paragraph IV certification and seeking approval to market a 25mg quetiapine fumarate tablet. As disclosed in November 2005, Teva Pharmaceuticals USA submitted the first ANDA seeking approval to market 25mg quetiapine fumarate tablets and notifying AstraZeneca of an ANDA submission to the FDA containing a paragraph IV certification. In February 2006, Teva supplemented its ANDA to seek approval to market 100, 200 and 300mg quetiapine fumarate tablets.

In April 2007, AstraZeneca filed a patent infringement lawsuit in U.S. Federal District Court, District of New Jersey, against Sandoz for patent infringement in respect of its 25mg ANDA product. Currently pending in U.S. Federal District Court, District of New Jersey, is AstraZeneca’s consolidated ANDA patent infringement action relating to Teva’s ANDA for 25, 100, 200 and 300mg quetiapine fumarate tablets.

In January 2007, Teva sought leave to amend its responsive pleadings in AstraZeneca’s consolidated lawsuit against Teva to add allegations, defenses, and counter-claims directed to AstraZeneca’s alleged inequitable conduct in the procurement of its patent. AstraZeneca did not object to the Court granting leave to amend, and, in March 2007, the Court allowed Teva to amend its pleadings. Later in March 2007, AstraZeneca filed a responsive pleading denying or contesting Teva’s amended pleadings.

Government Investigation

AstraZeneca, along with several other manufacturers, has received a letter from the Committee on Oversight and Government Reform of the U.S. House of Representatives as part of the Committee's ongoing oversight of the pharmaceutical industry's research and marketing practices. The Committee has requested that AstraZeneca provide clinical and marketing information relating to Seroquel™. AstraZeneca is co-operating with the Committee's enquiry.

Crestor™

As previously disclosed, AstraZeneca Pharmaceuticals LP and/or AstraZeneca LP in the US were served with seven individual lawsuits in 2004 and 2005 involving alleged injury in association with the use of Crestor™. Five of these lawsuits have now been dismissed. In addition, a motion for authorisation to institute a class action and to be a representative was filed in Quebec, Canada against AstraZeneca PLC and AstraZeneca Canada Inc., in which the petitioner alleged injury as a result of the use of Crestor™. This matter was dismissed in March 2007. During 2006, AstraZeneca was served with six additional individual lawsuits in the US, all six of which have since been dismissed. AstraZeneca is vigorously defending all the remaining actions.

4      FIRST QUARTER TERRITORIAL SALES ANALYSIS

			% Growth
	1st Quarter 2007 $m	1st Quarter 2006 $m	Actual	Constant Currency
US	3,234	2,882	12	12
Canada	254	250	2	2
North America	3,488	3,132	11	11
Western Europe	2,200	1,934	14	4
Japan	331	304	9	12
Other Established ROW	133	117	14	7
Established ROW*	2,664	2,355	13	5
Emerging Europe	246	238	3	-
China	92	72	28	25
Emerging Asia Pacific	169	149	13	8
Other Emerging ROW	307	234	31	29
Emerging ROW	814	693	17	14
Total Sales	6,966	6,180	13	9

* Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden and others), Japan, Australia and New Zealand.

5	FIRST QUARTER PRODUCT SALES ANALYSIS

	World				US
	1st Quarter 2007 $m	1st Quarter 2006 $m	Actual Growth %	Constant Currency Growth %	Quarter 2007 $m	Actual Growth %
Gastrointestinal:
Nexium	1,308	1,189	10	8	862	9
Losec/Prilosec	279	344	(19)	(22)	54	(2)
Others	20	18	11	6	7	-
Total Gastrointestinal	1,607	1,551	4	1	923	9
Cardiovascular:
Seloken/Toprol	444	456	(3)	(4)	331	(7)
Crestor	628	387	62	59	343	56
Atacand	296	254	17	11	65	12
Tenormin	71	76	(7)	(9)	5	(29)
Zestril	80	75	7	1	8	33
Plendil	65	72	(10)	(14)	7	17
Others	69	70	(1)	(7)	1	-
Total Cardiovascular	1,653	1,390	19	16	760	17
Respiratory:
Pulmicort	401	328	22	20	270	29
Symbicort	354	277	28	19	-	-
Rhinocort	92	85	8	6	63	3
Oxis	23	22	5	(5)	-	-
Accolate	19	18	6	6	14	17
Others	42	35	20	11	-	-
Total Respiratory	931	765	22	17	347	23
Oncology:
Arimidex	401	335	20	15	162	27
Casodex	310	274	13	9	73	11
Zoladex	249	231	8	4	22	(8)
Iressa	52	50	4	4	3	(25)
Others	84	68	24	21	39	50
Total Oncology	1,096	958	14	11	299	21
Neuroscience:
Seroquel	923	807	14	13	655	11
Local anaesthetics	126	132	(5)	(9)	8	(67)
Zomig	107	93	15	11	47	18
Diprivan	59	89	(34)	(36)	9	(74)
Others	12	15	(20)	(27)	2	(50)
Total Neuroscience	1,227	1,136	8	6	721	4
Infection and Other:
Merrem	178	141	26	21	35	21
Other Products	74	68	9	3	38	15
Total Infection and Other	252	209	21	15	73	18
Aptium Oncology	98	88	11	11	98	11
Astra Tech	102	83	23	13	13	44
Total	6,966	6,180	13	9	3,234	12

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Annual General Meeting	26 April 2007
Announcement of second quarter and half year 2007 results	26 July 2007
Announcement of third quarter and nine months 2007 results	1 November 2007

DIVIDENDS

The record date for the second interim dividend for 2006 paid on 19 March 2007 (in the UK, Sweden and the US) was 9 February 2007. Ordinary shares traded ex-dividend on the London and Stockholm Stock Exchanges from 7 February 2007. ADRs traded ex-dividend on the New York Stock Exchange from the same date.

Future dividends will normally be paid as follows:

First interim	Announced in July and paid in September

Second interim	Announced in January/February and paid in March

TRADEMARKS

The following brand names used in these interim financial statements are trademarks of the AstraZeneca Group of companies:

Accolate Arimidex Astra Tech Atacand Casodex Crestor Diprivan Faslodex Iressa Losec Merrem Nexium Nolvadex Oxis Plendil Prilosec Pulmicort Pulmicort Respules Pulmicort Flexhaler Rhinocort Rhinocort Aqua Seloken Seroquel Symbicort Tenormin Toprol-XL Zestril Zoladex Zomig

ADDRESSES FOR CORRESPONDENCE

Registrar and Transfer Office The AstraZeneca Registrar Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA UK Tel (freephone in UK): 0800 389 1580 Tel (outside UK): +44 (0)121 415 7033	Depositary for ADRs JPMorgan Chase Bank JPMorgan Service Center PO Box 3408 South Hackensack NJ 07606-3408 US Tel (toll free in US): 888 697 8018 Tel: +1 (201) 680 6630	Registered Office 15 Stanhope Gate London W1K 1LN UK Tel: +44 (0)20 7304 5000	Swedish Securities Registration Centre VPC AB PO Box 7822 SE-103 97 Stockholm Sweden Tel: +46 (0)8 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
In order to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: These interim financial statements contain certain forward-looking statements about AstraZeneca. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trade marks; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the risk that strategic alliances will be unsuccessful; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of failure to manage a crisis; the risk of delay to new product launches; the difficulties of obtaining and maintaining regulatory approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; the risk of environmental liabilities; the risks associated with conducting business in emerging markets; the risk of reputational damage; and the risk of product counterfeiting.

Item 22

AstraZeneca announces decision to discontinue collaboration
with AtheroGenics regarding AGI-1067

AstraZeneca today announced that it has decided to terminate the License and Collaboration Agreement with AtheroGenics, Inc. (Nasdaq: AGIX), regarding AGI-1067.

AGI-1067, an investigational anti-atherosclerotic agent, was studied in the ARISE (Aggressive Reduction of Inflammation Stops Events) phase III clinical outcomes trial in patients with coronary artery disease (CAD). The initial results from ARISE were announced by AtheroGenics on 19 March 2007 and presented at the American College of Cardiology on 27 March 2007.

The decision to terminate the collaboration was reached following a full analysis of the AGI-1067 product profile in the context of the terms and conditions of the License and Collaboration agreement.

Provisions for the impairment of intangible assets and associated close down costs of $83m to be taken in 1Q 2007.

The ARISE study
ARISE was a double-blind, randomised, placebo controlled study which involved more than 6,000 patients with coronary artery disease from over 250 centres in Canada, South Africa, the UK and the US. The study was designed to evaluate the additional benefits of adding AGI-1067 to current standard of care therapies, on several outcomes due to coronary vascular events such as death, heart attack, stroke, revascularisation and hospital admission for unstable angina.

AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world's leading pharmaceutical companies with healthcare sales of $26.47 billion and leading positions in sales of gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4 Good Index.

23 April 2007

Media enquiries:
Patricia O’Connor, Tel: +46 708 46 76 33
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Karl Hard, Tel: +44 (0)207 304 5322
Jörgen Winroth, Tel: +1 (212) 579 0506
Ed Seage, Tel: +1 302 886 4065

-Ends-

Item 23

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 286,366 ordinary shares of AstraZeneca PLC at a price of 2956 pence per share on 20 April 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,508,693,542.

G H R Musker
Company Secretary
23 April 2007

Item 24

[NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM AUSTRALIA, CANADA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION]

23rd April 2007

AstraZeneca to acquire MedImmune for $58 per share in a fully recommended, all-cash transaction with a total enterprise value of $15.2 billion

Acquisition delivers AstraZeneca biologics ambition faster

Creates a leading, fully-integrated biotechnology business within AstraZeneca with critical mass in research, development, regulatory and manufacturing with global sales reach

Significantly expands product pipeline by adding 45 projects including 2 late-stage products and a blockbuster marketed monoclonal antibody, Synagis

Summary
AstraZeneca PLC (“AstraZeneca”) today announced that it has entered into a definitive agreement to acquire MedImmune, Inc. (“MedImmune”), in an all-cash transaction. Under the terms of the agreement, which has unanimous MedImmune Board support, AstraZeneca will acquire all of the fully diluted shares of MedImmune common stock at a price of $58 per share, for a total consideration of approximately $15.6 billion (including approximately $340m net cash).

The acquisition of MedImmune significantly accelerates AstraZeneca’s biologics strategy. The combination of MedImmune with AstraZeneca’s wholly-owned subsidiary Cambridge Antibody Technology (“CAT”) will create a world-class, fully integrated biologics and vaccines business within the AstraZeneca Group with critical mass in research, development, regulatory, manufacturing and global sales and marketing reach.

MedImmune is a world-leading, profitable, biotechnology company with a record of proven success with revenue in 2006 of $1.3bn, profit before tax of $75m and gross assets of $3.0bn.

The acquisition extends AstraZeneca’s R&D science base to allow it to address novel drug targets through 3 key technological approaches: small molecules, biologics and, for the first time, vaccines.

Overall, the combination of MedImmune with AstraZeneca’s existing capabilities will be capable of delivering a greater number of new biologic products to bring benefit to patients in AstraZeneca’s prioritised disease areas.

The deal is expected to close in June 2007.

Highlights and acquisition benefits

R&D capability

•
Expands and diversifies AstraZeneca’s science base by establishing an international platform capable of delivering a greater flow of new medicines in AstraZeneca’s prioritised disease areas, embracing small molecules, monoclonal antibodies, next generation biologics and vaccines

•	Natural fit between CAT and MedImmune

•	Complementary with existing AstraZeneca therapeutic area strengths in Oncology, Infection and Respiratory & Inflammation

•	Provides entry into vaccines; through proprietary live attenuated vaccines capability

•	Brings significant regulatory experience in making Biologics License Applications

•	Enhanced biologics capability positions AstraZeneca as a more compelling licensing partner, improving AstraZeneca’s externalisation position

Manufacturing

•
MedImmune is a leader in protein engineering and biologics manufacturing, with a production capacity of over 30,000L planned by 2010 and world leading cell line productivity levels. Through further modest investment, capacity could be increased to over 60,000L. This would secure production requirements for the long-term and avoid the need for major near-term ‘green-field’ manufacturing investment by AstraZeneca to support its biologics strategy

Pipeline

•	Adds 2 late-stage assets: the next generation follow-on to ‘Synagis’, ‘Numax’ and refrigerated formulation ‘FluMist’ with an anticipated US launch for 2007-2008 influenza season

•	Increases the proportion of biologics in AstraZeneca’s pipeline from 7 percent to 27 percent and enlarges the total pipeline by 45 projects to 163 projects

•	Diversifies and expands R&D capability to deliver a greater flow of new biologic products

Financial benefits

•	Synergies from the acquisition of MedImmune and from related AstraZeneca activities are expected to be towards $500m per annum by 2009

•	The acquisition is expected to be cash earnings enhancing in 2009

•	The acquisition will be fully funded in cash, bringing improved financial efficiency through balance sheet leverage. Previously announced $4bn share buyback programme for 2007 unchanged

•	Addition of attractive marketed products including ‘Synagis’ and ‘FluMist’ to AstraZeneca’s portfolio adds $1.2bn in sales. Consensus sales growth for this portfolio is forecast at 12% CAGR to 2010

•
Provides AstraZeneca with several other substantial assets, including a royalty stream on the sales of the HPV vaccines with estimated consensus peak sales of $5.5bn, potential milestones and royalties on MedImmune’s other licensed products and $1.5bn cash, including $89.4m relating to MedImmune Ventures investments at book value

People

•	Strong desire to retain employees and maintain culture, with emphasis on retaining key talent and critical skills

•	One-time retention grant for employees

•
David M. Mott, the Chief Executive Officer and President of MedImmune, and James F. Young, Ph.D., the President, Research and Development of MedImmune, have committed to remain with MedImmune and it is expected that other members of MedImmune’s senior management will stay with the company following the closing

•	David M. Mott will take a leadership role within AstraZeneca

Commenting on the Offer, David Brennan, Chief Executive Officer of AstraZeneca, said:
“This acquisition represents a transformational step to deliver our biologics strategy sooner than anticipated. It creates a leading fully integrated biologics and vaccines business with critical mass and enhances AstraZeneca’s R&D science base through which we will deliver a stronger product pipeline.

MedImmune adds an exciting existing pipeline, including 2 late-stage products, great expertise in biologic drug development and state of the art manufacturing facilities.

We look forward to welcoming MedImmune’s employees into AstraZeneca and are excited by the potential to create significant value for all our shareholders, employees and patients that this acquisition brings.”

David M. Mott, CEO and President of MedImmune, said:

"After conducting a full and open process, whereby we evaluated potential interest in the value we have built over our 19 year history, we are very pleased to become a part of AstraZeneca. We believe that this transaction is in the best interest of all parties, including shareholders, employees and ultimately patients. The potential to harness the combined skills and capabilities of MedImmune, AstraZeneca and CAT and take our combined world class biologics capabilities to the next level, is very exciting and a challenge to which I am personally committed."

The Transaction
The acquisition is structured as an all cash tender offer for all outstanding shares of MedImmune common stock followed by a merger in which each remaining untendered share of MedImmune would be converted into the same $58 cash per share price paid in the tender offer. The acquisition is subject to the satisfaction of customary conditions, including the tender of a majority of the outstanding MedImmune shares on a fully-diluted basis and the expiration or earlier termination of the Hart-Scott-Rodino waiting period and other regulatory approvals. The tender offer will be commenced within 10 working days and is expected to close in June 2007, unless extended. The tender offer is not subject to a financing contingency.

The acquisition price represents a premium of approximately 53.3% to MedImmune’s closing share price of $37.84 on 11th April, 2007, this being the last business day prior to MedImmune’s announcement to explore strategic alternatives.

The transaction has been unanimously recommended by the Board of Directors of MedImmune.

The acquisition will be effected pursuant to a merger agreement. The merger agreement contains certain termination rights for each of AstraZeneca and MedImmune and further provides that, upon termination of the merger agreement under specified circumstances, MedImmune may be required to pay AstraZeneca a termination fee of $450 million.

Financing
The total consideration for the acquisition of MedImmune amounts to approximately $15 billion in cash. AstraZeneca will draw from a committed banking facility in the amount of $15 billion to provide the initial financing for the acquisition.

Additional Information

The tender offer described in this press release has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell MedImmune common stock. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer described in this press release when they become available because they will contain important information. The tender offer statement will be filed by AstraZeneca and a subsidiary of AstraZeneca with the Securities and Exchange Commission (“SEC”), and the solicitation/recommendation statement will be filed by MedImmune with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by AstraZeneca or MedImmune with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to AstraZeneca (Investor Relations) at +44 (0) 207 304 5000. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to MedImmune (Investor Relations) at 301-398-4358.

Enquiries:

AstraZeneca
Media Enquiries:
Steve Brown / Edel McCaffrey (London)	(020) 7304 5033/5034
Staffan Ternby (Sweden)	(8) 553 26107
Emily Denney (Wilmington)	(302) 885 3451

Analyst/Investor Enquiries:
Jonathan Hunt / Mina Blair / Karl Hård (London)	(020) 7304 5087/5084/5322
Staffan Ternby (Sweden)	(8) 553 26107
Ed Seage / Jorgen Winroth (US)	(302) 886 4065/(212) 579 0506

Merrill Lynch (Financial Adviser to AstraZeneca)	+44 (0) 20 7628 1000
Richard Girling

Deutsche Bank (Joint Corporate Broker to AstraZeneca)	+44 (0) 20 7545 8000
Charlie Foreman

Goldman Sachs (Joint Corporate Broker to AstraZeneca)	+44 (0) 20 7774 1000
Phil Raper

MedImmune

Media Enquiries:
Lori Weiman	240-372-4829
Jamie Lacey	301-398-4035

Analyst/Investor Enquiries:
Pete Vozzo	301-398-4358

AstraZeneca will be holding an analyst presentation by webcast and teleconference as follows:

Presentation

The presentation will be available 15 minutes prior to the start of the analysts’ teleconference/webcast.

Audio webcast

The webcast will start at 11:30 BST.

Teleconference details

11:30 BST, 12:30 CEST, 06:30 EDT

There will be an interactive Q&A session

UK freephone	0800 559 3272
US freephone	+1 886 239 0753

Sweden freephone	0200 887 737
International	+44 (0)207 138 0815
Journalists are invited to listen only on	+44 (0)207 138 0810

A replay facility will be available from 15.30 BST on 23rd April 2007

UK freephone	0800 559 3271
US freephone	+1 866 239 0765
Sweden freephone	0200 887 740
International	+44 (0)207 806 1970
Replay passcode	1880494#

Not for release, publication or distribution, in whole or in part, in, into or from Australia, Canada or Japan

Item 25

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 295,822 ordinary shares of AstraZeneca PLC at a price of 2865 pence per share on 23 April 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,508,603,616.

G H R Musker
Company Secretary
24 April 2007

Item 26

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 24 April 2007, it purchased for cancellation 1,304,474 ordinary shares of AstraZeneca PLC at a price of 2786 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,507,340,570.

G H R Musker
Company Secretary
25 April 2007

Item 27

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.2R

We hereby inform you that on 24 April 2007, Martin Nicklasson, Executive Vice-President, Global Marketing, a person discharging managerial responsibilities, exercised options over 52,571 AstraZeneca PLC USD0.25 Ordinary Shares as follows:

- option over 15,151 shares at an option price of 2508 pence per share

- option over 28,209 shares at an option price of 2529 pence per share

- option over 9,211 shares at an option price of 2714 pence per share

The options were granted to Mr Nicklasson under the AstraZeneca Share Option Plan.

We also inform you that on 24 April 2007, Mr Nicklasson sold the 52,571 shares acquired from the exercise at a price of 2781 pence per share.

G H R Musker
Company Secretary
25 April 2007

Item 28

ASTRAZENECA PLC

ANNUAL GENERAL MEETING : 26 APRIL 2007

AstraZeneca PLC announced the results of the voting at its Annual General Meeting today. As proposed in the Notice of AGM, all Resolutions were decided by poll vote.

Resolution 1: Ordinary Resolution to receive the Company’s Accounts and the Reports of the Directors and Auditor for the year ended 31 December 2006:

VOTES FOR:	860,890,995 (97.33%)

VOTES AGAINST:	23,594,612 (2.67%)

 The Resolution was passed as an Ordinary Resolution.

Resolution 2: Ordinary Resolution to confirm dividends:

VOTES FOR:	908,634,212 (100%)

VOTES AGAINST:	45,353 (0%)

The Resolution was passed as an Ordinary Resolution.

Resolution 3: Ordinary Resolution to re-appoint KPMG Audit Plc, London as Auditor:

VOTES FOR:	892,728,682 (99.68%)

VOTES AGAINST:	2,898,464 (0.32%)

The Resolution was passed as an Ordinary Resolution.

Resolution 4: Ordinary Resolution to authorise the Directors to agree the remuneration of the Auditor:

VOTES FOR:	906,239,311 (99.86%)

VOTES AGAINST:	1,279,285 (0.14%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(a): Ordinary Resolution to re-elect Louis Schweitzer as a Director:

VOTES FOR:	851,335,417 (98.63%)

VOTES AGAINST:	11,862,809 (1.37%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(b): Ordinary Resolution to re-elect Håkan Mogren as a Director:

VOTES FOR:	883,948,298 (97.44%)

VOTES AGAINST:	23,267,528 (2.56%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(c): Ordinary Resolution to re-elect David R Brennan as a Director:

VOTES FOR:	892,147,778 (99.48%)

VOTES AGAINST:	4,684,827 (0.52%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(d): Ordinary Resolution to re-elect John Patterson as a Director:

VOTES FOR:	891,350,402 (99.48%)

VOTES AGAINST:	4,614,490 (0.52%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(e): Ordinary Resolution to re-elect Jonathan Symonds as a Director:

VOTES FOR:	891,635,719 (99.48%)

VOTES AGAINST:	4,624,144 (0.52%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(f): Ordinary Resolution to re-elect John Buchanan as a Director:

VOTES FOR:	888,358,360 (99.20%)

VOTES AGAINST:	7,179,449 (0.80%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(g): Ordinary Resolution to re-elect Jane Henney as a Director:

VOTES FOR:	888,168,135 (99.13%)

VOTES AGAINST:	7,830,923 (0.87%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(h): Ordinary Resolution to re-elect Michele Hooper as a Director:

VOTES FOR:	907,906,325 (99.90%)

VOTES AGAINST:	943,965 (0.10%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(i):

The Resolution was withdrawn prior to the meeting.

Resolution 5(j): Ordinary Resolution to re-elect Dame Nancy Rothwell as a Director:

VOTES FOR:	906,758,198 (99.91%)

VOTES AGAINST:	854,042, (0.09%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(k): Ordinary Resolution to re-elect John Varley as a Director:

VOTES FOR:	904,573,536 (99.76%)

VOTES AGAINST:	2,188,177 (0.24%)
:
The Resolution was passed as an Ordinary Resolution.

Resolution 5(l): Ordinary Resolution to re-elect Marcus Wallenberg as a Director:

VOTES FOR:	885,326,451 (98.85%)

VOTES AGAINST:	10,257,148 (1.15%)

The Resolution was passed as an Ordinary Resolution.

Resolution 6: Ordinary Resolution to approve the Directors’ Remuneration Report for the year ended 31 December 2006:

VOTES FOR:	820,779,377 (95.14%)

VOTES AGAINST:	41,945,824 (4.86%)

The Resolution was passed as an Ordinary Resolution.

Resolution 7: Ordinary Resolution to authorise limited EU political donations:

VOTES FOR:	887,648,416 (98.77%)

VOTES AGAINST:	11,083,491 (1.23%)

The Resolution was passed as an Ordinary Resolution.

Resolution 8: Ordinary Resolution to authorise the Directors to allot unissued shares:

VOTES FOR:	898,973,524 (98.91%)

VOTES AGAINST:	9,913,596 (1.09%)

The Resolution was passed as an Ordinary Resolution.

Resolution 9: Special Resolution to authorise the Directors to disapply pre-emption rights:

VOTES FOR:	901,098,301 (99.16%)

VOTES AGAINST:	7,594,128 (0.84%)

The Resolution was passed as a Special Resolution.

Resolution 10: Special Resolution to authorise the Company to purchase its own shares:

VOTES FOR:	908,465,073 (99.94%)

VOTES AGAINST:	544,863 (0.06%)

The Resolution was passed as a Special Resolution.

Resolution 11: Special Resolution to authorise the electronic communication with shareholders:

VOTES FOR:	907,901,669 (99.94%)

VOTES AGAINST:	583,040 (0.06%)

The Resolution was passed as a Special Resolution.

G H R Musker
Company Secretary
26 April 2007

Item 29

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 25 April 2007, it purchased for cancellation 1,306,185 ordinary shares of AstraZeneca PLC at a price of 2764 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,506,109,755.

G H R Musker
Company Secretary
26 April 2007

Item 30

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 26 April 2007, it purchased for cancellation 1,305,572 ordinary shares of AstraZeneca PLC at a price of 2772 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,505,832,423.

G H R Musker
Company Secretary
27 April 2007

Item 31

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 309,231 ordinary shares of AstraZeneca PLC at a price of 2736 pence per share on 27 April 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,504,541,716.

G H R Musker
Company Secretary
30 April 2007